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                             January 30, 2023

       Michael Bufano
       Chief Financial Officer
       Allbirds, Inc.
       730 Montgomery Street
       San Francisco , CA 94111

                                                        Re: Allbirds, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December, 31, 2021
                                                            Form 10-Q for the
Quarter Ended September 30, 2022
                                                            Response dated
January 3, 2023
                                                            File No. 001-40963

       Dear Michael Bufano:

               We have reviewed your January 3, 2023, response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 20, 2022, letter.

       Response letter dated January 3, 2023

       Form 10-Q for the Quarter Ended September 30, 2022
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 36

   1. We note from your response to our prior comment, that you believe excluding the costs and revenue related to
inventory write-downs and liquidation of end-of-life inventory from the non-GAAP
performance measure is appropriate because it was non-recurring and part of your
simplification initiatives. However, we continue to believe that the adjustments are not
consistent with the guidance in Question 100.01 of the Staff's C&DI on Non-GAAP Financial
Measures. Although the inventory liquidation was related to
                                                        exiting a product line,
it did not qualify for discontinued operations and we believe these
 Michael Bufano
Allbirds, Inc.
January 30, 2023
Page 2
         types of inventory write-offs are normal charges incurred by businesses. Please revise to remove these adjustments from your non-GAAP financial measures in future filings.
      You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameMichael Bufano                              Sincerely,
Comapany NameAllbirds, Inc.
                                                              Division of
Corporation Finance
January 30, 2023 Page 2                                       Office of
Manufacturing
FirstName LastName